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TURNER STONE

Report of Independent Registered Public Accounting Firm

The Member of
Petro Capital Securities, LLC
Dallas, Texas

We have audited the accompanying statement of financial condition of Petro Capital Securities, LLC (the Company), as of December 31, 2015 and the related statements of income and member's capital and cash flows for the year then ended. The financial statements are the responsibility of management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule I (Schedules II, III and IV are not applicable) required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements themselves and other additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the basic financial statements or to the financial statements themselves and other additional procedures in accordance with the auditing standards of the Public Company Accounting Oversight Board. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Turner, Stone & Company, LLP

Certified Public Accountants
February 19, 2016

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660 / Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com

INAA GROUP
INTERNATIONAL ASSOCIATION OF ACCOUNTANTS AND AUDITORS